# THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

620 Avenue of the Americas, 6 Floor, NY, NY 10011

DEPOSITARY RECEIPTS

02028391

March 27, 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

**Re: Surgutneftegaz**
**Exemption No.: 82-4302**

Dear Sir or Madam:

In connection with Surgutneftegaz's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find enclosed the Quarterly Report of the Company for the IV Quarter of 2001.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-9434 for ordinary shares program which was declared effective by the SEC on December 30, 1998 and 333-8492 for preffered shares program which was declared effective by the SEC on March 27, 1998.

Sincerely,

Tatyana Vesselovskaya
ADR Account Administrator
Tel. (646) 885-3294

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

APPROVED
by the Board of Directors of Open Joint Stock Company "Surgutneftegas"
Minutes #9p. as of 30.01.2002

Secretary of the Board of Directors A.G. Zhernovkov ____________
(signature)

STAMP

# QUARTERLY REPORT

## SECURITIES ISSUER

## IV QUARTER 2001

## Open Joint Stock Company "Surgutneftegas"

***The Issuer's code: 00155-A***

***Location: Russian Federation, Tyumenskaya Oblast, the city of Surgut***
***Mailing address: 628400, RF, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***

***In conformity with the Russian Federation Legislation on Securities, information contained in the present quarterly report is subject to disclosure***

Director General V.L.Bogdanov___________
(signature)

Chief Accountant M.N.Globa_____________
(signature)

31.01.2002

(STAMP)

Contact person: ***Molchanov Anton Ivanovich***
***Securities Division Head***
Phone: ***(095) 928-52-71*** Fax: ***(095) 928-52-71***
e-mail: AMolchanov@msk.surgutneftegas.ru

*This document is based on Electronic Questionnaire of Russia's Federal Commission for the Securities Market*

## A. Information on the Issuer

**9. The Issuer's full corporate name.**
***Open Joint Stock Company "Surgutneftegas"***

**10. Abbreviated name.**
***OJSC "Surgutneftegas"***

**11. Information on the alterations in the Issuer's name, organisational and legal form.**
***Open Joint Stock Company "Surgutneftegas"***
***AOOT "Surgutneftegas"***
Introduced: ***06.05.1993***

***Open Joint Stock Company "Surgutneftegas"***
***OJSC "Surgutneftegas"***
Introduced: ***27.06.1996***

***Production Association "Surgutneftegas"***
***PO "Surgutneftegas"***
Introduced: ***15.09.1977***

The current name was introduced: ***27.06.1996***

**12. Information on the State registration of the Issuer and licenses the Issuer has.**
The date of the State registration of the Issuer: ***27.06.1996***
The State registration certificate number (other document confirming the State registration of the Issuer): ***12-4782***
The body that conducted the State registration: ***Administration of the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast***

Licenses:
Number: ***KhMN 00431 NE***
Date of issue: ***05.03.1997***
Date of expiry:
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***oil and gas production within West-Surgut licensed area***

Number: ***KhMN 00435 NE***

Share in the Issuer's charter capital: ***36.7%***
Shareholders (participants) holding at least 25% of the Issuer's shareholder (participant) charter capital:
19.1.1 Name: ***Open Joint Stock Company "Surgutneftegas"***
Location: ***Russian Federation, Tyumenskaya Oblast, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1***
Share in the Issuer's shareholder (participant) charter capital: ***93.1%***
19.2 Name: ***Non-state Pension Fund "Surgutneftegas"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628415, RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
Share in the Issuer's charter capital: ***8.1%***
Shareholders (participants) holding at least 25% of the Issuer's shareholder (participant) charter capital:
***no such persons***

## 20. Structure of the Issuer's Administrative Bodies.

***The general meeting of shareholders is the supreme administrative body of the Company.***

***The Board of Directors carries out the general management of the Company's operations and has the right to make decisions on any matters concerning the Company's activities but those, which are related to the exclusive competence of the shareholders' meeting according to the Company's Charter. The members of the Board of Directors are elected by the annual shareholders' meeting for a one-year period in accordance with the order provided by the Company's Charter. The members of the Board of Directors can be re-elected an unlimited number of times.***

***According to the Charter, the Company has no collegiate executive body.***

***The Director General is the individual executive body of the Company and in charge of the Company's current activities in order and within the limits of competence determined by the Company's Charter as well as in accordance with the resolutions of the Board of Directors and the general meeting of shareholders. The Company's Board of Directors appoints the Director General of the Company for a five-year period. At expiration of the Director General's term of office, the Board of Directors can appoint this person for the same period an unlimited number of times.***
***The Director General is accountable to the Board of Directors and the Company's general meeting of shareholders. The powers of the Company's administrative bodies are determined by the Company's Charter.***

The competence of the general meeting of the Issuer's shareholders (participants) in pursuance of its Charter (constituent documents):

***The exclusive competence of the general meeting of shareholders includes the undermentioned matters the resolution on which is adopted if shareholders-owners of over 50% of the Company's voting stake, taking part in the general meeting of shareholders have voted for it, except as otherwise provided by the Company's Charter:***

***1) inserting amendments to the Company's Charter or approving the Company's Charter in a new wording excluding amendments related to the Company's charter capital increase;***

***2) decreasing charter capital through the reduction of par value of a share, acquisition by the Company a portion of shares to reduce their total amount or to redeem shares partly paid as well as through redemption of shares bought or redeemed by the Company;***

***3) approving the Company's annual reports, balance sheets, profit and loss accounts, its profit and loss allocation;***

***4) resolution as to annual dividend payment, approving the dividend size and the method of its payment on shares of each category (type). The resolution is adopted on the Board of Directors' recommendation. The annual dividend size can not exceed the size recommended by the Board of Directors;***

***5) electing members to the Company's auditing commission and terminating ahead of schedule their powers, approving the Company's Auditing Commission Provisions;***

***6) adopting resolutions to restructure the Company;***

***7) adopting resolutions to liquidate the Company, appointing the liquidation committee and approving the interim and final liquidation balance sheet;***

***8) determining the quantity of the Company's Board of Directors, electing members to the Board of Directors and terminating their powers ahead of schedule;***

***9) determining the maximum amount of declared shares;***

***10) approving the Company's auditor;***

***11) the procedure of general shareholders' meeting;***

***12) establishing the counting committee;***

***13) determining the procedure following which the Company provides information (materials) being subject to presentation to shareholders while preparing for the general shareholders' meeting, including choosing a press agency in case of announcement publication;***

***14) share split and share consolidation;***

***15) resolution that the Company close a deal in case the Company is an interested party in conducting the deal, according to the Federal Law "On Joint Stock Companies", excluding deals conducted between the Company and Open Joint Stock Company "Neftyanaya Kompaniya***

***"Surgutneftegas" (OJSC "NK "Surgutneftegas") in accordance with the order provided by the Company's Charter;***
***16) resolution that the Company close large-scale deals, according to the Federal Law "On Joint Stock Companies".***

***Matters related to the exclusive competence of the shareholders' general meeting cannot be delegated to the Board of Directors and the Director General of the Company to handle.***

The competence of the Issuer's Board of Directors (Supervisory Board) according to its Charter (constituent documents):
***The exclusive competence of the Board of Directors includes the following issues:***
***1) submitting issues stipulated by the Company's Charter to the general shareholders' meeting for adopting a resolution;***
***2) recommending the size of dividends paid to shareholders and the procedure of dividend payment;***
***3) determining priority activities of the Company;***
***4) convening the annual and extraordinary shareholders' general meetings of the Company;***
***5) adopting the general shareholders' meeting agenda;***
***6) fixing the date for making out the list of shareholders having the right to participate in the general shareholders' meeting, the date, the venue and the time of the shareholders' general meeting, informing shareholders of holding the meeting, of the list of materials (information) to be presented to shareholders upon preparation for the shareholders' general meeting, of the form and the text of the ballot paper;***
***7) preliminary approving the Company's annual reports, balance sheets, profit and loss accounts;***
***8) increasing the Company's charter capital through increase in par value of shares or through share placing by the Company within the quantity and the category (type) of declared shares;***
***9) approving the results of the placement of Company's additional shares;***
***10) amending the Company's Charter brought about by the Company's charter capital increase through increase in par value of shares;***
***11) amending the Company's Charter brought about by the Company's charter capital increase through the placement of additional shares;***
***12) the placement of bonds and other securities;***
***13) determining the market value of the Company's property;***
***14) acquiring and buying back shares, bonds and other securities having been placed by the Company, in cases provided by the Company's Charter;***
***15) managing shares acquired and bought back by the Company as well as the shares placed at the Company's disposal owing to the fact that a buyer has not fulfilled his obligations to pay for them;***

***16) electing the Board of Directors' Chairman and the Deputy Chairman of the Board of Directors out of the members of the Board of Directors;***
***17) appointing Director General of the Company, determining the rate of bonuses and compensations paid to him;***
***18) recommending the rate of bonuses and compensations paid to the members of the Company's auditing commission and determining the amount of auditor's service payment;***
***19) employing the Company's reserve and other purpose-oriented funds;***
***20) approving the Company's in-house documents determining the order of activities of the Company's administrative bodies, including the Board of Directors Provisions;***
***21) founding branches and opening representative offices of the Company;***
***22) adopting resolutions that the Company participate in other organizations including holding companies, financial and industrial groups and other associations of commercial organizations;***
***23) adopting resolutions that the Company close large-scale deals, in accordance with the Federal Law "On Joint Stock Companies";***
***24) according to the Federal Law "On Joint Stock Companies", adopting a resolution that the Company close a deal in case the Company is an interested party in carrying out the deal, excluding deals carried out between the Company and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas" (OJSC "NK "Surgutneftegas") in accordance with the order provided by the Company's Charter;***
***25) adopting a resolution to sign a contract establishing relations of the parent and subsidiary company between Open Joint Stock Company "Surgutneftegas" and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas".***

The competence of the Issuer's individual and collegiate executive bodies, according to its Charter (constituent documents):
***The competence of the Director General of the Company includes:***
- ***implementing resolutions of the shareholders' general meeting and of the Company's Board of Directors;***
- ***issuing orders and instructions and other acts concerning the Company's activities; all the Company's employees are under obligation to carry them out;***
- ***within the rights granted to him, taking all necessary actions to exercise legal powers of possession of, use of and disposing the Company's property including signing contracts on acquisition and alienation of the Company's property; signing loan and credit agreements; besides, due to the fact that on the date of the general shareholders' meeting of the Company it is impossible to determine transactions being subject to carrying out to continue business relations between the Company and OJSC "NK"Surgutneftegas" in carrying out which in the future there might be an interest of the Company's Director General, it is enacted that transactions of***

***the abovementioned nature including agreements on borrowings as well as transactions on direct or indirect acquisition or alienation property by the Company including shares up to the limit of 10% of the Company's book value as of the date of adopting resolutions on closing such deals can be carried out by the Director General independently;***

- ***representing on behalf of the Company in relations with any Russian or foreign legal and natural persons, signing contracts and treaties on the territory of the Russian Federation and abroad, carrying out other transactions on behalf of the Company including closing contracts on property acquisition, giving letters of attorney to carry out transactions, opening settlement accounts and other accounts with banks and other organizations and institutions;***
- ***dealing with questions concerning investments to develop enterprises, organizations;***
- ***approving and changing the Company's structure, establishing and terminating activities of the Company's structural subdivisions, approving the provisions on the Company's structural subdivisions;***
- ***approving the manning table, the maintenance budget, the amount and the type of remuneration of labour of the company's employees, Labour Internal Regulations and duty regulations for all types of the Company's employees;***
- ***employment, appointing and dismissing, discharging Company's employees, managers of structural subdivisions, determining their salaries and bonuses, taking rewarding and punishment measures in regard of the Company's employees, making decisions on bringing them to property accountability, signing labour treaties (contracts) with the employees on behalf of the Company;***
- ***dealing with questions related to the Company's social development;***
- ***making decisions on raising claims and suing on behalf of the Company against legal and natural persons both in the Russian Federation and abroad according to the legislation.***

***The Director General of the Company has also the right to take decisions on any questions concerning management of the Company's current activity, which are not related to the exclusive competence of the general meeting of shareholders and the Company's Board of Directors. The Director General independently adopts resolutions on matters falling within his competence.***

***For a period of his absence and under the other circumstances the Director General has the right to appoint one of the Company's officials as acting Director General on a provisional basis.***

**21. Members of the Issuer's Board of Directors (Supervisory Board).**

The Board of Directors

Chairman: ***Usoltsev Alexander Victorovich***

Members of the Board of Directors:

***Ananiev Sergei Alexeevich***
Date of birth: ***1959***

Positions within last 5 years:
Period: ***1996 – 1997***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of prospecting and exploration division***

Period: ***1997 – now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of oil and gas production division "Fedorovskneft"***

Share in the Issuer's charter capital: ***0.004%***
Shares in the Issuer's subsidiary/ subordinated companies:
***no shares***

Remuneration paid for the accounting quarter: ***the information is confidential***

***Anziriayev Yuri Nikolaevich***
Date of birth: ***1951***

Positions within last 5 years:
Period: ***1996 – now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of oil and gas production division "Lyantorneft"***

Share in the Issuer's charter capital: ***0.01%***
Shares in the Issuer's subsidiary/ subordinated companies:
***no shares***

Remuneration paid for the accounting quarter: ***the information is confidential***

***Atepayev Andrei Olegovich***
Date of birth: ***1960***

Positions within last 5 years:
Period: ***1996 – now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of oil and gas production division "Bystrinskneft"***

Share in the Issuer's charter capital: ***0.002%***
Shares in the Issuer's subsidiary/ subordinated companies:

***no shares***

Remuneration paid for the accounting quarter: ***the information is confidential***

***Bogdanov Vladimir Leonidovich***
Date of birth: ***1951***

Positions within last 5 years:
Period: ***1996 – now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Director General***

Period: ***1996 – now***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Holding company***
Position: ***President***

Period: ***1996 – now***
Company: ***Non-state Pension Fund "Surgutneftegas"***
Range of activity: ***non-state provision of pensions***
Position: ***President of the Fund***

Share in the Issuer's charter capital: ***0.3%***
Shares in the Issuer's subsidiary/ subordinated companies:
***no shares***

Remuneration paid for the accounting quarter: ***the information is confidential***

***Bulanov Alexander Nikolaevich***
Date of birth: ***1959***

Positions within last 5 years:
Period: ***1996 – 1997***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Chief engineer of oil and gas production division "Bystrinskneft"***

Period: ***1997 – now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Head of oil and gas production division "Surgutneft"***

Share in the Issuer's charter capital: ***0.0005%***
Shares in the Issuer's subsidiary/ subordinated companies:

***no shares***

Remuneration paid for the accounting quarter: ***the information is confidential***

***Usoltsev Alexander Victorovich***
Date of birth: ***1938***

Positions within last 5 years:
Period: -
Company: ***no***
Range of activity: ***no***
Position: ***no***

Share in the Issuer's charter capital: ***0.008%***
Shares in the Issuer's subsidiary/ subordinated companies:
***no shares***

Remuneration paid for the accounting quarter: ***the information is confidential***

***Matveev Nikolai Ivanovich***
Date of birth: ***1942***

Positions within last 5 years:
Period: - ***1996 - now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Chief engineer – First Deputy Director General***

Share in the Issuer's charter capital: ***0.01%***
Shares in the Issuer's subsidiary/ subordinated companies:
***no shares***

Remuneration paid for the accounting quarter: ***the information is confidential***

***Medvedev Nikolai Yakovlevich***
Date of birth: ***1943***

Positions within last 5 years:
Period: - ***1996 - now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Chief geologist – Deputy Director General***

Period: - ***1998 - now***
Organization: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***

Range of activity: ***Holding company***
Position: ***Chief geologist***

Share in the Issuer's charter capital: ***0.03%***
Shares in the Issuer's subsidiary/ subordinated companies:
***no shares***

Remuneration paid for the accounting quarter: ***the information is confidential***

***Fedorov Sergei Anatolievich***
Date of birth: ***1956***

Positions within last 5 years:
Period: ***1996 - 1997***
Company: ***Non-state Pension Fund "Surgutneftegas"***
Range of activity: ***Non-state provision of pensions***
Position: ***Executive director***

Period: ***1997 – 2000***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Holding company***
Position: ***Securities Department Director***

Period: ***2000 - now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Deputy Director General on Securities***

Period: ***2001 – now***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Holding company***
Position: ***Vice-President on Securities***

Share in the Issuer's charter capital: ***0.0005%***
Shares in the Issuer's subsidiary/ subordinated companies:
***no shares***

Remuneration paid for the accounting quarter: ***the information is confidential***

## 22. The Issuer's individual and collegiate administrative bodies and the managing Issuer's officials.

The individual executive body as well as the members of the Issuer's collegiate executive body:
***Bogdanov Vladimir Leonidovich***
Date of birth: ***1951***

Positions within last 5 years:
Period: ***1996 – now***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Range of activity: ***oil and associated gas production***
Position: ***Director General***

Period: ***1996 – now***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Range of activity: ***Holding company***
Position: ***President***

Period: ***1996 – now***
Company: ***Non-state Pension Fund "Surgutneftegas"***
Range of activity: ***non-state provision of pensions***
Position: ***President of the Fund***

Share in the Issuer's charter capital: ***0.3%***
Shares in the Issuer's subsidiary/ subordinated companies:
***no shares***

Remuneration paid for the accounting quarter: ***the information is confidential***

Person performing the duties of the Issuer's individual executive body: ***Bogdanov Vladimir Leonidovich***

**23. Remuneration paid to the members of the Board of Directors (Supervisory Board) and to the Issuer's other officials.**

Total amount of remuneration paid to all the persons mentioned in items 21 and 22 for the accounting period:
Wages (RUR):
Bonus (RUR):
Commission (RUR):
Other property provisions (RUR):
Total (RUR):

***See also items 21 and 22***

**24. Information on legal entities where the Issuer is a participant.**

Legal entities where the Issuer holds at least 5% of the charter capital:

Name: ***Limited Liability Company "Central Surgut Depository"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Gubkina, 13***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Surgutmebel"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgutsky District, p.Barsovo***
Mailing address: ***628400, RF, Tyumenskaya Oblast, p.Barsovo, administrative building of OOO "Surgutmebel"***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Closed Joint Stock Company "Surgutneftestroy"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut-13, ul. Kukuyevitskogo, 16***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company Marketing Association "Tvernefteprodukt"***
Location: ***RF, Tver***
Mailing address: ***RF, Tver, ul. Novotorzhskaya, 6***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Investsibirstroy"***
Location: ***RF, Khanty – Mansiysky Autonomous Okrug, Tyumenskaya Oblast, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, Naberezhny, 22***
The Issuer's share in the legal entity's charter capital: ***100%***

Name:***Limited Liability Company Marketing Association "Pskovnefteprodukt"***
Location: ***RF, Pskov***
Mailing address: ***RF, Pskov, pr. Oktyabrsky, 4***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Novgorodnefteprodukt"***
Location: ***RF, Veliky Novgorod***
Mailing address: ***173015, RF, Veliky Novgorod, ul. Germana, 20***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Kaliningradnefteprodukt"***
Location: ***RF, Kaliningrad***
Mailing address: ***236000, RF, Kaliningrad, ul. Komsomolskaya, 22-b***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Limited Liability Company "Surgutneftegasburenie"***
Location: ***RF, Khanty – Mansiysky Autonomous Okrug, Tyumenskaya Oblast, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul.Entuziastov, 35***
The Issuer's share in the legal entity's charter capital: ***100%***

Name: ***Open Joint Stock Company "Sovkhoz "Chervishevsky"***
Location: ***RF, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo***
Mailing address: ***626019, RF, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo, ul. Sovetskaya, 81***
The Issuer's share in the legal entity's charter capital: ***99.9%***

Name: ***Limited Liability Company "Production Association "Kirishinefteorgsintez"***
Location: ***RF, Leningradskaya Oblast, Kirishi***
Mailing address: ***187110, RF, Leningradskaya Oblast, Kirishi, shosse Entuziastov, 1***
The Issuer's share in the legal entity's charter capital: ***99.9%***

Name: ***Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***99.8%***

Name: ***Limited Liability Company "Neft-consulting"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***95%***

Name: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1***
The Issuer's share in the legal entity's charter capital: ***93.1%***

Name: ***Closed Joint Stock Company "Surgutneftegasbank"***
Location: ***RF, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 19***
The Issuer's share in the legal entity's charter capital: ***89.8%***

Name: ***Limited Liability Company "Invest-Zashchita"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***81.6%***

Name: ***Limited Liability Company "Yourievskneft"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, Promzona, trust "Surgutneftegeofizika"***
The Issuer's share in the legal entity's charter capital: ***50%***

Name: ***Open Joint Stock Company "Surgutpolimer"***
Location: ***Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgutsky District, SGPZ***
Mailing address: ***628400, Tyumenskaya Oblast, Surgut, ul. Lermontova, 11, k. 306***
The Issuer's share in the legal entity's charter capital: ***30%***

Name: ***Closed Joint Stock Company "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***18.1%***

Name: ***Open Joint Stock Company "Tyumen Design Institute for Oil and Gas Industry"***
Location: ***RF, Tyumen***
Mailing address: ***625000, RF, Tyumen, ul. Respubliki, 62***
The Issuer's share in the legal entity's charter capital: ***11.2%***

Name: ***Inter-regional Open Joint Stock Company "Nefteavtomatika"***
Location: ***RF, Ufa***
Mailing address: ***450005, Ufa, ul. 50-letiya Oktyabrya, 24***
The Issuer's share in the legal entity's charter capital: ***11.05%***

Name: ***Open Joint Stock Company "Khantymansiyskintersport"***

Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysk***
Mailing address: ***628200, RF, Tyumenskaya Oblast, Khanty-Mansiysk, ul. Mira, 5a***
The Issuer's share in the legal entity's charter capital: ***10%***

Name: ***Joint Stock Commercial Bank "ROSBANK" (open joint stock company)***
Location: ***RF, Moscow***
Mailing address: ***107078, Moscow, ul.Mashi Poryvaevoy, 11, PO Box 208***
The Issuer's share in the legal entity's charter capital: ***7.6%***

Name: ***Open Joint Stock Company "Airport Surgut"***
Location: ***Surgut***
Mailing address: ***628400, RF, Khanty-Mansiysky Autonomous Okrug, Surgut, Airport-11***
The Issuer's share in the legal entity's charter capital: ***5%***

**25. The shares of all the legal entities where the Issuer holds more than 5% of the charter capital as well as of their officials in the Issuer's charter capital:**

25.1 Name: ***Limited Liability Company "Central Surgut Depositary"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Gubkina, 13***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***2.5%***
Officials:

25.1.1 ***Yusubov Ikram Ilias-ogly***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.00008%***

25.2 Name: ***Limited Liability Company "Surgutmebel"***
Location: ***RF, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, pos. Barsovo***
Mailing address: ***628400, RF, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p.Barsovo, administrative building of OOO "Surgutmebel"***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.2.1 ***Ivanov Nikolai Ivanovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.0001%***

25.3 Name: ***Closed Joint Stock Company "Surgutneftestoy"***

Location: ***RF, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, pos. Barsovo***
Mailing address: ***628400, RF, Khanty-Mansiysky Autonomous Okrug, Surgut-13, ul.Kukuevitskogo, 16***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.3.1 ***Kurnosov Petr Gennadievich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.00003%***

25.3.2 ***Rezyapov Alexander Filippovich***
The person's functions: ***Member of the Board of Directors (Supervisory Board)***
The person's share in the Issuer's charter capital: ***0.02%***

25.3.3 ***Kurnosov Petr Gennadievich***
The person's functions: ***Member of the Board of Directors (Supervisory Board)***
The person's share in the Issuer's charter capital: ***0.00003%***

25.3.4 ***Andrukh Zenon Adamovich***
The person's functions: ***Member of the Board of Directors (Supervisory Board)***
The person's share in the Issuer's charter capital: ***0.01%***

25.4 Name: ***Limited Liability Company Marketing Association "Tvernefteprodukt"***
Location: ***RF, Tver***
Mailing address: ***RF, Tver, ul.Novotorzhskaya, 6***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.4.1 ***Salagaev Anatoly Nikolaevich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.004%***

25.5 Name: ***Limited Liability Company "Investsibirstroy"***
Location: ***RF, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, Naberezhny, 22***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.5.1 ***Savenkov Sergei Vasilievich***
The person's functions: ***Individual executive body***

The person's share in the Issuer's charter capital: ***0.001%***

25.6 Name: ***Limited Liability Company Marketing Association "Pskovnefteprodukt"***
Location: ***RF, Pskov***
Mailing address: ***RF, Pskov, pr. Oktyabrsky, 4***
The Issuer's share in the legal entity's charter capital: ***100%***
The legal entity's share in the Issuer's charter capital: ***no share***
Officials:

25.1.1 ***Isakov Vladimir Borisovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.0001%***

25.7 Name: ***Limited Liability Company "Novgorodnefteprodukt"***
Location: ***RF, Veliky Novgorod***
Mailing address: ***173015, RF, Veliky Novgorod, ul.Germana, 20***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.6.1 ***Serebrennikov Victor Georgievich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.002%***

25.8 Name: ***Limited Liability Company "Kaliningradnefteprodukt"***
Location: ***RF, Kaliningrad***
Mailing address: ***236000, RF, Kaliningrad, ul.Komsomolskaya, 22-b***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.4.1 ***Shilyakov Vladimir Mikhailovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.00007%***

25.9 Name: ***Limited Liability Company "Surgutneftegasburenie"***
Location: ***RF, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul.Entuziastov, 35***
The Issuer's share in the legal entity's charter capital: ***100%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.10 Name: ***Open Joint Stock Company "Sovkhoz "Chervishevsky"***
Location: ***RF, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo***
Mailing address: ***626019, RF, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo, ul. Sovetskaya, 81***
The Issuer's share in the legal entity's charter capital: ***99.9%***

The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.10.1 ***Tatarchuk Valery Grigorievich***
The person's functions: ***member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.005%***

25.11 Name: ***Limited Liability Company Production Association "Kirishinefteorgsintez"***
Location: ***RF, Leningradskaya Oblast, Kirishi***
Mailing address: ***187110, Leningradskaya Oblast, Kirishi, shosse Entuziastov, 1***
The Issuer's share in the legal entity's charter capital: ***99.9%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.11.1 ***Somov Vadim Evseevich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.006%***

25.12 Name: ***Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***99.8%***
The entity's share in the Issuer's charter capital: ***0.6%***
Officials:

25.12.1 ***Uryupin Vyacheslav Alekseevich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.0001%***

25.13 Name: ***Limited Liability Company "Neft-Consulting"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***95%***
The entity's share in the Issuer's charter capital: ***0.008%***
Officials:

25.13.1 ***Khasanov Ravil Rashitovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.002%***

25.14 Name: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***

Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1***
The Issuer's share in the legal entity's charter capital: ***93.1%***
The entity's share in the Issuer's charter capital: ***36.7%***
Officials:

25.14.1 ***Bogdanov Vladimir Leonidovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.3%***

25.14.2 ***Usoltsev Alexander Victorovich***
The person's functions: ***member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.008%***

25.14.3 ***Bogdanov Vladimir Leonidovich***
The person's functions: ***member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.3%***

25.14.4 ***Mugu Baizet Yunusovich***
The person's functions: ***member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.003%***

25.14.5 ***Nuryaev Anatoly Sergeevich***
The person's functions: ***member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.04%***

25.14.6 ***Somov Vadim Evseevich***
The person's functions: ***member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.006%***

25.14.7 ***Khusainov Zinur Mersalikhyanovich***
The person's functions: ***member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.009%***

25.15 Name: ***Closed Joint Stock Company "Surgutneftegasbank"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 19***

The Issuer's share in the legal entity's charter capital: ***89.8%***
The entity's share in the Issuer's charter capital: ***0.000008%***
Officials:

25.15.1 ***Nepomnyashchikh Evgeniya Victorovna***
The person's functions: ***Member of the collegiate executive body***
The person's share in the Issuer's charter capital: ***0.009%***

25.15.2 ***Pospelova Nataliya Evgenievna***
The person's functions: ***Member of the collegiate executive body***
The person's share in the Issuer's charter capital: ***0.002%***

25.15.3 ***Moiseev Alexander Vasilievich***
The person's functions: ***Member of the collegiate executive body***
The person's share in the Issuer's charter capital: ***0.001%***

25.15.4 ***Bogdanov Vladimir Leonodovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.3%***

25.15.5 ***Vazhenin Yury Ivanovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.001%***

25.15.6 ***Nepomnyashchikh Evgeniya Viktorovna***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.009%***

25.15.7 ***Pospelova Natalia Evgenievna***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.002%***

25.15.8 ***Kisselev Nikolai Victorovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.005%***

25.15.9 ***Burtsev Gennady Alekseevich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.006%***

25.15.10 ***Barankov Vladislav Georgievich***

The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.01%***

25.15.11 ***Zakharova Nina Alexandrovna***
The person's functions: ***Member of the of collegiate executive body***
The person's share in the Issuer's charter capital: ***0.004%***

25.15.12 ***Korol Andrey Vitalievich***
The person's functions: ***Member of the of collegiate executive body***
The person's share in the Issuer's charter capital: ***0.0003%***

25.15.13 ***Pastukhova Galina Aphanasievna***
The person's functions: ***Member of the of collegiate executive***
The person's share in the Issuer's charter capital: ***0.0001%***

25.15.14 ***Fedorov Sergei Anatolievich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.0005%***

25.16 Name: ***Limited Liability Company "Invest-Zashchita"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Russian Federation, Tyumenskaya Oblast, Surgut, ul. Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***81.6%***
The entity's share in the Issuer's charter capital: ***0.4%***
Officials:

25.16.1 ***Piskunov Alexander Vladimirovich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.0001%***

25.17 Name: ***Limited Liability Company "Yourievsneft"***
Location: ***RF, Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, Promzona, trust "Surgutneftegeofizika", P.O. Box 23***
The Issuer's share in the legal entity's charter capital: ***50%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.17.1 ***Loginovsky Vladislav Sergeevich***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.0001%***

25.18 Name: ***Open Joint Stock Company "Surgutpolimer"***

Location: ***Tyumenskaya Oblast, Khanty – Mansiysky Autonomous Okrug, Surgutsky District, SGPZ***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Surgut, ul. Lermontova,11, k. 306***
The Issuer's share in the legal entity's charter capital: ***30%***
The entity's share in the Issuer's charter capital: ***no share***

25.19 Name: ***Closed Joint Stock Company "Surgutinvestneft"***
Location: ***RF, Tymenskaya Oblast, Khaty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, Tymenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, ul.Entuziastov, 52/1***
The Issuer's share in the legal entity's charter capital: ***18.1%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.19.1 ***Cheskidova Galina Alexeevna***
The person's functions: ***Individual executive body***
The person's share in the Issuer's charter capital: ***0.005%***

25.19.2 ***Barankov Vladislav Georgievich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.01%***

25.19.3 ***Fedorov Sergei Anatolievich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.0005%***

25.19.4 ***Cheskidova Galina Alexeevna***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.005%***

25.20 Name: ***Open Joint Stock Company "Tyumen Design Institute for Oil and Gas Industry"***
Location: ***RF, Tyumen***
Mailing address: ***625000, RF, Tyumen, ul. Respubliki, 62***
The Issuer's share in the legal entity's charter capital: ***11.2%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.20.1 ***Rakitin Vladimir Borisovich***
The person's functions: ***Member of the collegiate executive body***
The person's share in the Issuer's charter capital: ***0.004%***

25.20.2 ***Sheshukov Alexander Ivanovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.0005%***

25.21 Name: ***Inter-regional Open Joint Stock Company "Nefteavtomatika"***
Location: ***RF, Ufa***
Mailing address: ***450005, Ufa, ul. 50-letiya Oktyabrya, 24***
The Issuer's share in the legal entity's charter capital: ***11.05%***
The entity's share in the Issuer's charter capital: ***no share***

25.22 Name: ***Open Joint Stock Company "Khantymansiyskintersport"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysk***
Mailing address: ***628200, RF, Tyumenskaya Oblast, Khanty-Mansiysk, ul.Mira, 5a***
The Issuer's share in the legal entity's charter capital: ***10%***
The entity's share in the Issuer's charter capital: ***no share***

25.23 Name: ***Joint Stock Commercial Bank "Rosbank" (open joint stock company)***
Location: ***RF, Moscow***
Mailing address: ***107078, Moscow, ul.Mashi Poryvaevoy, 11, PO Box 208***
The Issuer's share in the legal entity's charter capital: ***7.6%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.23.1 ***Kisselev Nikolai Victorovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.005%***

25.23.2 ***Ushakov Dmitry Lvovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.00006%***

25.24 Name: ***Open Joint Stock Company "Airport Surgut"***
Location: ***Surgut***
Mailing address: ***628400, RF, Khanty-Mansiysky Autonomous Okrug, Surgut, Airport-11***
The Issuer's share in the legal entity's charter capital: ***5%***
The entity's share in the Issuer's charter capital: ***no share***
Officials:

25.24.1 ***Nesterov Vladislav Stepanovich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***

The person's share in the Issuer's charter capital: ***0.004%***

25.24.2 ***Ryupin Alexander Evstigneevich***
The person's functions: ***Member of the Board of Directors (Supervisory board)***
The person's share in the Issuer's charter capital: ***0.003%***

## 26. Other affiliated entities of the Issuer

26.1 Name: ***Limited Liability Company "Neftegas-Reserve"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***RF, Tyumenskaya Oblast, Surgut, ul.Gubkina, 13a***
The Issuer's share in the entity's charter capital: ***no share***
The entity's share in the Issuer's charter capital: ***0.004%***

26.2 ***Eremenko Oleg Vladimirovich***
The person's share in the Issuer's charter capital: ***0.003%***

26.3 Name: ***Open Joint Stock Company "Lennefteprodukt"***
Location: ***RF, St.Petersburg, Frunzensky District***
Mailing address: ***192007, RF, St.Petersburg, Ligovsky pr., 237***
The Issuer's share in the entity's charter capital: ***no share***
The entity's share in the Issuer's charter capital: ***no share***

26.4 ***Nikiforov Vyacheslav Mikhailovich***
The person's share in the Issuer's charter capital: ***0.001%***

26.5 ***Voronin Georgy Sergeevich***
The person's share in the Issuer's charter capital: ***0.002%***

26.6 ***Klinovsky Alexander Eduardovich***
The person's share in the Issuer's charter capital: ***0.001%***

26.7 ***Zhernovkov Alexander Georgievich***
The person's share in the Issuer's charter capital: ***0.0004%***

26.8 ***Larichev Ilya Vladimirovich***
The person's share in the Issuer's charter capital: ***0.001%***

26.9 Name: ***Limited Liability Company "InvestContractLtd"***
Location: ***RF, Moscow***
Mailing address: ***101000, RF, Moscow, ul.Myasnitskaya, 34***
The Issuer's share in the entity's charter capital: ***no share***
The entity's share in the Issuer's charter capital: ***no share***

26.10 ***Nikiforov Vyacheslav Mikhailovich***
The person's share in the Issuer's charter capital: ***0.001%***

26.11 Name: ***Limited Liability Company "MPK-Oil"***
Location: ***RF, Moscow***
Mailing address: ***121069, Moscow, ul.Marshala Zhukova, 2***
The Issuer's share in the entity's charter capital: ***no share***
The entity's share in the Issuer's charter capital: ***no share***

26.12 Name: ***Closed Joint Stock Company "Kirishiautoservice"***
Location: ***RF, St. Petersburg***
Mailing address: ***191040, St. Petersburg, ul.Marata, b.20, apt.1***
The Issuer's share in the entity's charter capital: ***no share***
The entity's share in the Issuer's charter capital: ***no share***

**27. The Issuer's share in the charter capital of legal entities-affiliated entities**

***See items 24, 25,26***

**28. The Issuer's affiliated entities' as well as their founders' and officials' share in the Issuer's charter capital.**

***See items 24, 25, 26***

**29. Entities having 5 and more per cent of votes in the Issuer's supreme administrative body.**
Name: *Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"*
Share: ***42.1%***

Name: ***Non-state Pension Fund "Surgutneftegas"***
Share: ***9.6%***

**30. The Issuer's share in industrial, bank, financial groups, holdings, groups of companies and associations.**
Organization: ***Association "Information and cooperation council of the fuel and energy complex"***
The Issuer's position and functions in the organization: ***member of the association***

**31. The Issuer's branches and representative offices.**

Name: ***Moscow representative office of OJSC "Surgutneftegas"***
Location: ***101000, RF, Moscow, ul.Myasnitskaya, 34, b.1***
Mailing address: ***101000, RF, Moscow, ul. Myasnitskaya, 34, b.1***
Manager: ***Makarkin Yury Nikolaevich***
Opening date: ***27.09.1993***
Validity period of the letter of attorney: ***31.12.2001***

## 32. The number of the Issuer's employees.

The average number of the Issuer's employees including those in the branch and representative offices for the accounting period: ***83,730***

## 33. Description of the Issuer's basic activities.

***General industry development***

***Higher capital investments in recent years have enabled to enhance the oil production to 348.1 mn tons, 7.6% up from the level of 2000. Gas extraction totaled 581.4 bn cu m, 0.9% down from the level of 2000.***
***According to the preliminary results of OJSC "Surgutneftegas" production activity, 2001 witnessed higher fundamentals: oil production exceeded 44 mn tons, an increase of 8.5%, drilling progress reached 2.5 mn meters, an 8% increase, bringing new wells into production rose by 2%.***
***In terms of drilling progress and bringing new wells into production, the Company is the leader among its Russian peers.***
***The geological surveying performed in 2001 made it possible to enhance the reserves by over 35 mn tons of oil, to discover 4 new oil fields and 15 new oil and gas accumulations. According to preliminary estimations, capital investments in 2001 rose by 27% and amounted to RUR 43.8 bn.***
***As before, world oil prices, the taxation system and the state policy on the regulation of oil production and export will stipulate the further industry development.***

***Basic activities and their share in total revenue.***
***Basic activities of OJSC "Surgutneftegas" include oil and oil products production and sales. Revenue shares from oil production in OJSC "Surgutneftegas" for three financial years prior to the year of the accounting quarter and for every complete quarter in 2001 are shown in Table 1.***

***Table 1***

| ***Basic activities*** | ***Share in total revenue (sales proceeds), (%)*** | | | | | | |
|---|---|---|---|---|---|---|---|
| ***OJSC "Surgutneftegas"*** | ***1998*** | ***1999*** | ***2000*** | ***1Q2001*** | ***2Q2001*** | ***3Q2001*** | ***4Q2001*** |
| ***Oil and oil products production and marketing*** | ***88.8*** | ***90.2*** | ***96.0*** | ***95.4*** | ***95.9*** | ***93.4*** | ***-*** |

*The types of products bringing over 10% of OJSC "Surgutneftegas" revenue during 1998-2000 are oil and oil products including export oil and oil products.*

*Since the accounting report for quarter 4 of 2001 is yet to be prepared, the information on shares in total revenue generated by basic activities in the accounting quarter will be presented in the report for quarter 1 of 2002.*

*Sources of raw materials, materials and services*

*In the reporting quarter there are no suppliers, who provide more than 10% of all the inventory holdings deliveries.*
*Import share in total inventory holdings deliveries of the Issuer amounted to 13% in 4Q2001.*
*Financial situation of OJSC "Surgutneftegas" enables the company to ensure the availability of source of finance for inventory holdings for OJSC "Surgutneftegas".*

*Marketing outlets of products (operations, services) of the Issuer*

*There are no consumers whose share in the Company's total sales proceeds amounted to more than 10% in 4Q2001.*
*Some major negative factors which may influence future effectiveness of OJSC "Surgutneftegas" sales are possible tightening of tax policy, growth of rates for transportation of oil and oil products, increase of export duties on oil and oil products, and possible worsening of oil price situation.*

*Practical activities towards reserves*

*At present, the working capital policy of OJSC "Surgutneftegas" focuses on:*
- *reduction of a portion of current assets included in the settlement with consumers;*
- *running analysis and control over redemption of accounts receivable;*
- *assets liquidity valuation;*
- *analysis and control over asset turnover.*

*Calculation of the inventory turnover ratio is done according to the procedure approved by the Ministry of Economics of the Russian Federation №7-12/47, of March 31, 1994.*
*The inventory turnover ratio is calculated as a ratio of cost of sales to average remaining stock during a certain period of time.*

## Cost of sales

***Inventory turnover ratio*** **= - - - - - - - - - - - - - - - - - - - - - - - - - -**
***Annual average value of inventory reserves***

***Since the accounting report for quarter 4 of 2001 is yet to be prepared, calculation of the inventory turnover ratio for the accounting quarter will be represented in the report for quarter 1 of 2002.***

***Seasonal character of activities***

***The character of OJSC "Surgutneftegas" activities is not seasonal.***

***The major competitors***

***OJSC "Surgutneftegas" trades its products at oil and petroleum markets of the Russian Federation as well as CIS countries and non-CIS countries. In this connection, the competitive conditions of OJSC "Surgutneftegas" activities in many respects are determined by location of the refineries and marketing entities of the oil companies; this determines a list of the major competitors of Company.***

**34. Investment declaration. The description of the Issuer's activities.**
***Presented by investment funds only***

**35. Plans for future activities of the Issuer.**

***In 2002 the Company has the capacity to sustain a further growth of oil and gas production to 47 mn tons and 11.5 bn cu m accordingly. Capital investments are to amount to RUR 54 bn, investments in refining and marketing are to be considerably increased. On oil refining side, investments are to increase 3.7 times to RUR 11.6bn, the major portion of which is to finance the implementation of the hydrocracking complex project with the value of RUR 8.6 bn. As for oil products marketing, investments are to see a rise of 43%.***
***It is to continue the construction of gas turbine power stations at remote oil fields. Over the next 3 years, it intends to construct 5 gas turbine power stations. By 2007 its facilities will be hourly producing around 225 MW of electric power while the annual associated gas consumption will constituent 23 mn cu m. That will bring about a sizable reduction in the purchase of electric power from external producers.***
***It is to keep strengthening its resource base through geological exploration, auctions and acquisitions of promising oil and gas bearing blocks. Rogozhnikovskoe – a new oil field acquired in 2001 – has been slated for***

***geological exploration works, which are to commence at the beginning of 2002.***

**36. Information on the Issuer's charter capital.**

The amount of the Issuer's charter capital (RUR): ***43,427,992,940***

The layout of the charter capital by categories of shares:

Ordinary shares:

total volume (RUR): ***35,725,994,705***

share in the charter capital: ***82.264899%***

Preferred shares:

total volume (RUR): ***7,701,998,235***

share in the charter capital: ***17.735101%***

**37. Information on the government's (municipality's) share in the charter capital of the Issuer.**

Share of the Issuer's charter capital in public (municipal) ownership:

A block of the Issuer's shares in public (municipal) ownership:
***no such block***

A special right for the Russian Federation, entities of the Russian Federation, municipalities to participate in management of the Issuer ("golden share"): ***not stipulated***

**38. Information on declared shares of the Issuer.**

***no such shares***

**39. The material agreements and obligations of the Issuer.**

***no such agreements and obligations***

**40. The obligations of the Issuer in respect of the issue of shares and securities converted into shares.**

***The Issuer has no obligations in respect of the issue of shares and securities converted into shares (including those resulting from the privatization plan).***

**41. Information on sanctions imposed on the Issuer, its participation in litigations and revisions.**

**The sanctions imposed on the Issuer by the state authorities, courts over three financial years prior to the year of the reporting quarter and for the current year:**

The date of imposing the sanction: ***13.05.1999***
The body that imposed the sanction: ***Nadym Environment Protection Committee***
Reasons for imposing: ***unauthorized occupation of land without the positive decision of land examination and land allotment committee***
The type of the sanction: ***a fine***
The rate of the sanction (RUR): ***50***
The degree of fulfillment the sanction: ***has been fulfilled***

The date of imposing the sanction: ***24.06.1999***
The body that imposed the sanction: ***Surgut Environment Protection Committee***
Reasons for imposing: ***oil spillage***
The type of the sanction: ***a fine***
The rate of the sanction (RUR): ***500***
The degree of fulfillment the sanction: ***has been fulfilled***

The date of imposing the sanction: ***24.04.2001***
The body that imposed the sanction: ***the Committee for Mineral Resources and Organization of the Use of Land of Beloyarsky District***
Reasons for imposing: ***unauthorized occupation of land***
The type of the sanction: ***a fine***
The rate of the sanction (RUR): ***20,000***
The degree of fulfillment the sanction: ***has been fulfilled***

The date of imposing the sanction: ***10.05.2001***
The body that imposed the sanction: ***the Committee for Mineral Resources and Organization of the Use of Land of Khanty-Mansiysky Autonomous Okrug***
Reasons for imposing: ***Breaching the land-laws by unauthorized occupation of land***
The type of the sanction: ***a fine***
The rate of the sanction (RUR): ***20,000***
The degree of fulfillment the sanction: ***has been fulfilled***

**The description of litigations, which were going on or had finished in the reporting quarter, and which may substantially affect the activities of the Issuer.**

***In the reporting quarter, there were no such litigations, which could substantially affect the activities of the Issuer.***

**The description of all the inspections of the Issuer, either still proceeding or finished, carried out by state structures, and that of the auditor's inspections, carried out by order of the participants (shareholders) demand.**

***In 4Q2001 the Surgut branch of the Social Security Fund (SSF) in the Khanty-Mansiysky Autonomous Okrug carried out documentary examinations as to spending of funds of SSF RF for compulsory social insurance and submission of accounts over a period from January 01, 1999 to September 30, 2001, the inspection of accuracy of registration, fee charging, spending of funds for compulsory social insurance against accidents at work, disease prevention, transfer of funds to SSF RF and submission of accounts over a period from January 01, 2000 to September 30, 2001.***

**42. Important facts (events, actions), which took place in the reporting quarter.**

The date of fact (event, action): ***21.11.2001***
The code: ***0400155A21112001***

- ***Full corporate name of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: Closed Joint Stock Company "Surgutneftestroy"***
- ***Location and mailing address of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, Russia;***
- ***Mailing address of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: ul. Kukuyevitskogo, 16, the city of Surgut;***
- ***The Issuer's share in the charter capital (equity share) of CJSC "Surgutneftestroy":***
- ***Before change: 50.6%;***
- ***After change: 100%;***
- ***The date when the share in the charter capital (equity share) was changed: November 21, 2001.***

The date of fact (event, action): ***19.12.2001***
The code: ***0400155A19122001***

- ***Full corporate name of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: Limited Liability Company "Yourievskneft";***
- ***Location of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, Russia;***

- *Mailing address of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: Promzona, "Surgutneftegeofizika" Trust, P.O. Box 23, Surgut, Tyumenskaya Oblast, Russia, 628400;*
- *The Issuer's share in the charter capital (equity share) of "Yourievskneft" LLC:*
- *Before change: 0%;*
- *After change: 50%;*
- *The date when the share in the charter capital (equity share) was changed: December 19, 2001.*

The date of fact (event, action): ***19.12.2001***
The code: ***0400155A19122001***

- *Full corporate name of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: Limited Liability Company "Surgutneftegasburenie";*
- *Location of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: the city of Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, Russia;*
- *Mailing address of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: ul. Entuziastov, 35, Surgut, Tyumenskaya Oblast, Russia, 628400;*
- *The Issuer's share in the charter capital (equity share) of "Surgutneftegasburenie" LLC:*
- *Before change: 0%;*
- *After change: 100%;*
- *The date when the share in the charter capital (equity share) was changed: December 19, 2001.*

The date of fact (event, action): ***29.12.2001***
The code: ***0400155A29122001***

- *Full corporate name of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: Closed Joint Stock Company "Surgutneftegasbank";*
- *Location of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: ul. Kukuyevitskogo, 19, Surgut, Khanty-Mansiysky Autonomous Okrug, 628400;*
- *Mailing address of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: ul. Kukuyevitskogo, 19, Surgut, Khanty-Mansiysky Autonomous Okrug, 628400;*

- *The Issuer's share in the charter capital (equity share) of Closed Joint Stock Company "Surgutneftegasbank":*
- *Before change: 81.208%;*
- *After change: 89.893%;*
- *The date when the share in the charter capital (equity share) was changed: December 26, 2001.*

43. Information on reorganization of the Issuer, its subsidiaries and subordinated companies.

*There has not been any reorganization of the Issuer, its subsidiaries and subordinated companies in the reporting quarter.*

44. Additional important general information on the Issuer.

*The persons mentioned in Items 26.2, 26.10 of the Report are not affiliated persons of the Issuer but perform the duties of individual executive bodies of the legal entities – affiliated persons of the Issuer mentioned in Items 26.1, 26.9. As for natural persons, mentioned in Items 26.4-26.8, they perform the duties of the members of the Board of Directors of the legal entity – the affiliated person of the Issuer, mentioned in Item 26.3. In connection with the fact that according to the "Articles on Quarterly Report of the Securities' Issuer", Item 28 in the electronic form of the quarterly report is not to include information about shares in the Issuer's charter capital of persons performing the duties of individual executive bodies, members of collegiate executive managing bodies, members of boards of directors (supervisory boards) of legal entities – affiliated persons of the Issuer, these persons and their shares in the Issuer's charter capital are listed in Item 26 of the present report.*

*The data on shares of persons in the charter capital of Issuer, as well as the data on the other persons, stated at this Issuer's report, is figured up to one decimal point, if it is equal to zero, in this case the data is figured up to the first decimal point, which is not zero. When this figure appears after the sixth decimal point or a person has no share, it is equal to zero.*

## B. Information on financial and economic activities of the Issuer

45. Annual accounting reports for the last three financial years.
*see Appendix*

46. Accounting reports of the Issuer for the reporting quarter.
*not subject to submission for the reporting period*

**47. Facts entailing increase or decrease in volume of the Issuer's assets for more than 10% during the reporting quarter.**
***not subject to submission in the 4Q report***

**48. Facts entailing increase in profits (losses) of the Issuer for more than 20% during the reporting quarter in comparison with the prior quarter.**
***not subject to submission in the 4Q report***

**49. Information on formation and use of reserve and other special funds of the Issuer.**
***Due to the absence of accounts for the fourth quarter of 2001, information on formation and use of finances of the Issuer's special funds in the reporting quarter are to be submitted in the 1Q 2002 report.***

**50. Transactions of the Issuer during the reporting quarter totaling to 10% and more of the Issuer's assets as of the end of a quarter, prior to the reporting quarter.**
***No such transactions***

**51. Information on the use of funds, provided by the Issuer from placement of issuing stocks.**
***No information on use of funds in the reporting quarter.***

**52. Borrowed funds received by the Issuer and its subsidiaries in the reporting quarter.**
Information on the volume of borrowed funds received by the Issuer as of the end of the reporting quarter:

| Item | Balance at the turn of the year (thousand RUR) | Received (thousand RUR) | Repaid (thousand RUR) | Balance as of the end of the reporting quarter (thousand RUR) |
|---|---|---|---|---|
| Long-term bank loans | | | | |
| incl. those not timely repaid | | | | |
| Other long-term borrowings | | | | |
| incl. those not timely repaid | | | | |
| Short-term bank loans | | | | |

| | | | | |
|---|---|---|---|---|
| incl. those not timely repaid | | | | |
| Bank loans for employees | | | | |
| incl. those not timely repaid | | | | |
| Other short-term borrowings | | | | |
| incl. those not timely repaid | | | | |

## 53. Accounts receivable, accounts payable of the Issuer and its subsidiaries for the reporting quarter.

Information on the volume of accounts receivable, accounts payable of the Issuer as of the end of the reporting quarter:

| Item | Balance at the turn of the year (thousand RUR) | Received (thousand RUR) | Repaid (thousand RUR) | Balance as of the end of the reporting quarter (thousand RUR) |
|---|---|---|---|---|
| 1) Accounts receivable: | | | | |
| short-term | | | | |
| incl. outstanding | | | | |
| by more than 3 months | | | | |
| incl. by: | | | | |
| long-term | | | | |
| incl. outstanding | | | | |
| by more than 3 months | | | | |
| incl. by: | | | | |
| 2) Accounts payable: | | | | |
| short-term | | | | |
| incl. outstanding | | | | |
| by more than 3 months | | | | |
| incl. by: | | | | |
| long-term | | | | |
| incl. outstanding | | | | |
| by more than 3 months | | | | |
| incl. by: | | | | |
| Provisions: | | | | |
| received | | | | |
| incl. from third parties | | | | |
| incl. by: | | | | |
| granted | | | | |
| incl. to third parties | | | | |
| incl. by: | | | | |
| 3) Flow of bills | | | | |
| bills issued | | | | |
| incl. outstanding | | | | |
| incl. by: | | | | |
| Bills received | | | | |
| incl. outstanding | | | | |
| incl. by: | | | | |

## 54. Financial investments of the Issuer.

Information on financial investments of the Issuer as of the end of the reporting quarter:

| Item | The volume of investments as of the end of the reporting quarter (thousand RUR) | | |
|---|---|---|---|
| | Short-term (up to one year) | Long-term (over one year) | total |
| Investments in government stocks of the Russian Federation | | | - |
| Investments in government stocks of the entities of the Russian Federation | | | - |
| Investments in securities of local authorities | | | - |
| Investment in securities, shares, pays of the other organizations | | | |
| Investments in bonds and other debentures | | | |
| Other borrowings granted | | | |
| | | | |
| Investments in subsidiaries of the Issuer | | | |
| Investments in subordinated companies of the Issuer | | | - |

| Financial investments in organizations which have been dissolved under the laws of the Russian Federation | | | |
|---|---|---|---|
| The title of the organization | The date of liquidation | The body, which has taken a decision on liquidation | The volume of investments (thousand RUR) |
| Total | | | - |

| Financial investments in organizations, which have been declared bankrupts under the laws of the Russian Federation | | | |
|---|---|---|---|
| The title of the organization | The date of liquidation | The body, which has taken a decision on liquidation | The volume of investments (thousand RUR) |
| Total | | | - |

| The volume of the Issuer's assets as of the final date of the reporting quarter (thousand RUR) | | |
|---|---|---|
| **Organizations, financial investments in which total 10% and more of the Issuer's assets as of the final date of the reporting quarter** | | |
| **The title of the organization** | **The volume of investments (thousand RUR)** | **Share of assets** |
| | | |
| | | |
| | | |
| Total | | |

## 55. Other material information on financial and economic activities of the Issuer.

***Due to the absence of accounts for the fourth quarter of 2001, information on borrowed funds received by the Issuer, accounts receivable and accounts***

***payable of the Issuer, financial investments of the Issuer in the reporting quarter is to be submitted in the 1Q 2002 report.***

## C. The data on the Issuer's securities

**56. Information on the Issuer's shares.**
The ordinal number of the issue: *1*
The category: ***ordinary***
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***1***

The amount of shares of the issue: ***14,773,595***
The total volume of the issue: ***14,773,595***

Information on the government registration of the issue:
The date of registration: ***12.05.1993***
The registration number: ***87-1p-416***
The body that conducted the registration: ***Financial bodies***

The placement method: ***according to a privatization plan***
The period of placement: ***from 12.05.1993 to 19.04.1994***

The present state of the issue: ***all securities of the issue are retired (cancelled)***
The quantity of actually placed securities according to the registered report on results of the issue: ***59,094,380***

Information on the government registration of the report on the results of the issue:
The date of registration: ***18.07.1994***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
***there are not any***

Market information on securities of the issue:
***not traded***

The additional material information on securities of the issue:
***no such information***

The ordinal number of the issue: ***1***
The category: ***preferred***
The type of shares:
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***1***

The amount of shares of the issue: ***4,924,532***
The total volume of the issue: ***4,924,532***

Information on the government registration of the issue:
The date of registration: ***12.05.1993***
The registration number: ***87-1p-416***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***according to a privatization plan***
The period of placement: ***from 12.05.1993 to 19.04.1994***

The present state of the issue: ***all securities of the issue are retired (cancelled)***
The quantity of actually places securities, according to the registered report on results of the issue: ***19,698,128***

Information on the government registration of the report on the results of the issue:
The date of registration: ***18.07.1994***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
***there are not any***

Market information on securities of the issue:
***not traded***

The additional material information on securities of the issue:
***no such information***

The ordinal number of the issue: ***2***
The category: ***ordinary***
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***1***

The quantity of securities of the issue: ***3,848,533,277***
The total volume of the issue: ***3,848,533,277***

Information on the government registration of the issue:
The date of registration: ***19.07.1994***
The registration number: ***87-1-664***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***placement among shareholders***
The period of placement: ***from 1.10.1994 to 1.04.1995***

The present state of the issue: ***placement is over***

The quantity of actually places securities according to the registered report on the results of the issue: ***3,841,134,700***

Information on the government registration of the report on the results of the issue:
The date of registration: ***29.04.1995***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
***there are not any***

Market information on securities of the issue:
***see Item 62***

The additional material information on securities of the issue:
***The referred above value of the total volume of the issue is the product of the quantity of securities of the issue and a par value of one share of the issue.***
***In fact the volume of the issue totaled 3,833,759,682 rubles.***

The ordinal number of the issue: **2**
The category: ***preferred***
The type of shares:
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***1***

The amount of shares of the issue: ***1,282,844,512***
The total volume of the issue: ***1,282,844,512***

Information on the government registration of the issue:
The date of registration: ***19.07.1994***
The registration number: ***87-1-664***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***placement among shareholders***
The period of placement: ***from 1.10.1994 to 1.04.1995***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***1,280,378,320***

Information on the government registration of the report on the results of the issue:
The date of registration: ***29.04.1995***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
***there are not any***

Market information on securities of the issue:
***see Item 62***

Additional material information on securities of the issue:
***The referred above value of total volume of the issue is the product of the quantity of securities of the issue and a par value of one share of the issue. In fact the volume of the issue totaled 1,277,919,980 rubles.***

The ordinal number of the issue: ***3***
The category: ***ordinary***
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***1***

The amount of shares of the issue: ***282,064,241***
The total volume of the issue: ***282,064,241***

Information on the government registration of the issue:
The date of registration: ***19.07.1994***
The registration number: ***87-1-664***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***public subscription***
The period of placement: ***from 1.10.1994 to 1.04.1995***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***282,064,241***

Information on the government registration of the issue:
The date of registration: ***29.04.1995***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
***there are not any***

Market information on securities of the issue:
***see Item 62***

Additional material information on securities of the issue:
***no such information***

The ordinal number of the issue: ***3***
The category: ***preferred***
The type of shares:
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***1***

The quantity of securities of the issue: ***60,000,000***
The total volume of the issue: ***60,000,000***

Information on the government registration of the issue:
The date of registration: ***5.04.1996***
The registration number: ***MF 67-1-01184***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***private subscription***
The period of placement: ***from 6.04.1996 to 10.04.1996***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***60,000,000***

Information on the government registration of the report on the issue:
The date of registration: ***17.05.1996***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
***there are not any***

Market information on securities of the issue:
***see Item 62***

Additional material information on securities of the issue:
***no such information***

The ordinal number of the issue: ***4***
The category: ***ordinary***
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***1***

The quantity of securities of the issue: ***500,000,000***
The total volume of the issue: ***500,000,000***

Information on the government registration of the issue:
The date of registration: ***30.09.1996***
The registration number: ***MF 67-1-01430***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***private subscription***
The period of placement: ***from 1.10.1996 to 11.10.1996***

The present state of the issue: ***placement is over***

The quantity of actually placed securities according to the registered report on the results of the issue: ***500,000,000***

Information on the government registration of the issue:
The date of registration: ***17.10.1996***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
***there are not any***

Market information on securities of the issue:
***see Item 62***

Additional material information on securities of the issue:
***no such information***

The ordinal number of the issue: ***4***
The category: ***preferred***
The type of shares:
The form of securities: ***registered non-documentary***
Par value of one share of the issue: ***1***

The quantity of shares of this issue: ***34,021,327***
The total volume of the issue: ***34,021,327***

Information on the government registration of the issue:
The date of registration: ***30.09.1996***
The registration number: ***MF 67-1-01431***
The body that conducted the government registration: ***Financial bodies***

The placement method: ***private subscription***
The period of placement: ***from 1.10.1996 to 11.10.1996***

The present state of the issue: ***placement is over***
The quantity of actually placed securities according to the registered report on the results of the issue: ***34,021,327***

Information on the government registration of the issue:
The date of registration: ***17.10.1996***
The body that conducted the government registration: ***Financial bodies***

The restrictions on circulation of securities of the issue (if there are any):
***there are not any***

Market information on securities of the issue:
***see Item 62***

The additional material information on securities of the issue:
***no such information***

The ordinal number of the issue: ***5***
The category: ***ordinary***
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***1***

The amount of shares of the issue: ***18,492,795,764***
The total volume of the issue: ***18,492,795,764***

Information on the government registration of the issue:
The date of registration: ***25.08.1997***
The registration number: ***1-05-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***placement among shareholders***
The period of placement: ***from 19.09.1997 to 19.09.1997***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***18,492,795,764***

Information on the government registration of the report on the results of the issue:
The date of registration: ***23.09.1997***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
***there are not any***

Market information on securities of the issue:
***see Item 62***

The additional material information on securities of the issue:
***no such information***

The ordinal number of the issue: ***5***
The category: ***preferred***
The type of shares:
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***1***

The amount of shares of the issue: ***5,497,598,588***

The total volume of the issue: ***5,497,598,588***

Information on the government registration of the issue:
The date of registration: ***25.08.1997***
The registration number: ***2-05-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***placement among shareholders***
The period of placement: ***from 19.09.1997 to 19.09.1997***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***5,497,598,588***

Information on the government registration of the report on the results of the issue:
The date of registration: ***23.09.1997***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
***there are not any***

Market information on securities of the issue:
***see Item 62***

The additional material information on securities of the issue:
***no such information***

The ordinal number of the issue: ***6***
The category: ***preferred***
The type of shares:
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***1***

The amount of shares of the issue: ***830,000,000***
The total volume of the issue: ***830,000,000***

Information on the government registration of the issue:
The date of registration: ***24.10.1997***
The registration number: ***2-06-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***private subscription***
The period of placement: ***from 13.11.1997 to 13.11.1997***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***830,000,000***

Information on the government registration of the report on the results of the issue:
The date of registration: ***25.11.1997***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
***there are not any***

Market information on securities of the issue:
***see Item 62***

The additional material information on securities of the issue:
***no such information***

The ordinal number of the issue: ***6***
The category: ***ordinary***
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***1***

The amount of shares of the issue: ***610,000,000***
The total volume of the issue: ***610,000,000***

Information on the government registration of the issue:
The date of registration: ***22.12.1997***
The registration number: ***1-06-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***public subscription***
The period of placement: ***from 10.02.1998 to 19.05.1998***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***610,000,000***

Information on the government registration of the report on the results of the issue:
The date of registration: ***30.06.1998***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):

***there are not any***

Market information on securities of the issue:
***see Item 62***

The additional material information on securities of the issue:
***no such information***

The ordinal number of the issue: ***7***
The category: ***ordinary***
The form of shares: ***registered non-documentary***
Par value of one share of the issue: ***1***

The amount of shares of the issue: ***12,000,000,000***
The total volume of the issue: ***12,000,000,000***

Information on the government registration of the issue:
The date of registration: ***18.04.2000***
The registration number: ***1-07-00155-A***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The placement method: ***public subscription***
The period of placement: ***from 10.05.2000 to 11.05.2000***

The present state of the issue: ***placement is over***
The quantity of actually places securities according to the registered report on results of the issue: ***12,000,000,000***

Information on the government registration of the report on the results of the issue:
The date of registration: ***26.06.2000***
The body that conducted the government registration: ***Federal Commission for the Securities Market, Russia***

The restrictions on circulation of securities of the issue (if there are any):
***there are not any***

Market information on securities of the issue:
***see Item 62***

The additional material information on securities of the issue:
***no such information***

## 57. Information on the Issuer's bonds.

***no bond issues***

## D. Additional data on the Issuer's securities

***58, 59, 60. Rights of owners of the Issuer's shares. Dividends on the Issue's shares.***

***58.1***

The category of shares: ***ordinary***

The form of shares: ***registered non-documentary***

The complete title of the category/type of the shares: ***ordinary registered non - documentary shares***

The rights of an owner of shares of this category (type): ***An ordinary share of OJSC "Surgutneftegas" (the Issuer) entitles its owner to:***

- ***one vote when addressing issues put to the vote at the General Shareholders' Meeting excluding elections of members into the Company's Board of Directors (Elections of members into the Company's Board of Directors are held through cumulative voting. When holding cumulative voting, the quantity of votes equal to total quantity of members of the Company's Board of Directors falls on each voting share of the Company. A shareholder has the right to cast all the votes carried by his/her share for one candidate or allocate them among several candidates to the Company's Board of Directors);***
- ***receive dividend out of the Company's net profit after preferred dividends have been paid;***
- ***a share of the Company's property if the Company is closed down (after settlements with creditors and preferred owners have been made);***
- ***demand that the Company buy out shares belonging to him/her in case:***
  ***the Company is being restructured or a major transaction is being conducted, resolution about which is adopted by the general shareholders' meeting, in compliance with i.i.6.3.16 Article 6 of the Company's Charter, if he/she voted against adopting this resolution or conducting the transaction or didn't vote upon such issues;***
  ***introduction of amendments and additions to the Company's Charter in a new wording restricting their rights if he voted against adopting the corresponding resolution or didn't participate in voting;***
- ***to participate in the general shareholders' meeting both in person and by proxy that can be acted by, including, other shareholders of the Company as well as its officials;***
- ***purchase and dispose of shares belonging to him/her, consent of other shareholders is not required, in this case a shareholder is exempted from the obligation stipulated by i.2 Article 80 of Federal Law on Joint Stock Companies.***

***In case the Company, via public subscription, places voting shares and securities convertible into voting shares which are paid with money***

***shareholders-owners of voting shares of the Company have the pre-emptive rights over these securities in a quantity proportional to the quantity of the Company's voting shares belonging to them.***

***A share can be cross-owned by several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights through a common proxy selected by them.***

Dividends on shares of this category (type):
Period: ***1998***
Size of dividends calculated per share (RUR): ***0.00916***
Total amount of dividends calculated per share of this category (type) (RUR): ***217,330,124.06***
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***1999***
Size of dividends calculated per share (RUR): ***0.02***
Total amount of dividends calculated per share of this category (type) (RUR): ***714,519,894.1***
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***2000***
Size of dividends calculated per share (RUR): **0.041**
Total amount of dividends calculated per share of this category (type) (RUR): **1,464,765,788.7**
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***2001, the first quarter***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***2001, the first six months***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***2001, nine months***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid on shares of this category (type) (RUR):

Period: ***2001***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid on shares of this category (type) (RUR):

Calculated dividend rate for shares of this category (type) with the payment period not due yet:

***58.2***

The category of shares: ***preferred***
The type of shares:
The form of shares: ***registered non-documentary***
The complete title of the category/type of the shares: ***preferred registered non - documentary shares***
The rights of an owner of shares of this category (type):
***A preferred share of OJSC "Surgutneftegas" (the Issuer) entitles its owner to:***
***- receive annual fixed dividend. Total amount paid as a dividend on each preferred share is fixed at the rate of 10% of the Company's net profit on the basis of the last financial year results divided into the number of shares which are 25% of the Company's charter capital. If at that the dividend amount paid by the Company on each ordinary share in a certain year exceeds the amount payable as dividends on each preferred share then the dividend rate paid on the latter must be increased up to the dividend rate paid on ordinary shares. The Company is not entitled to paying out the preferred dividends differently from the order provided by the Company's Charter;***
***- the vote at the shareholders' meeting when taking decisions on issues regarding the Company's reorganization and liquidation, introduction of amendments and additions to the Company's Charter affecting the rights and interests of preferred shareholders;***
***- allotment of the Company's property upon the Company's liquidation;***
***- participation in the general meeting of shareholders with the vote on all the issues within its competence from the meeting following the annual general meeting of shareholders during which the decision to pay the dividends for the preferred shares of this type has not been taken. The preferred shareholders' right to participate in the general meeting of shareholders becomes invalid from the moment of the first full dividend payment for the shares mentioned;***
***- claim on the Company to buy back its shares in the cases of:***
***the Company's reorganization or the conclusion of a large-scale transaction the decision on which is taken by the general meeting of shareholders according to Items 6.3.16 Section 6 of the Company's Charter if he/she voted against this decision or the mentioned transaction conclusion, or if he didn't participate in voting on these issues;***
***introduction of amendments and additions to the Company's Charter in a new wording restricting their rights if he voted against the corresponding decision or didn't participate in voting;***
***- purchase and dispose of shares belonging to him/her, consent of other shareholders is not required, in this case a shareholder is exempted from the***

***obligation stipulated by i.2 Article 80 of Federal Law on Joint Stock Companies.***

***A share can be cross-owned by several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights through a common proxy selected by them.***

Dividends on shares of this category (type):
Period: ***1998***
Size of dividends calculated per share (RUR): ***0.00916***
Total amount of dividends calculated per share of this category (type) (RUR): ***70,550,312.04***
Total amount of dividends actually paid for shares of this category (type) (RUR):

Period: ***1999***
Size of dividends calculated per share (RUR): ***0.086***
Total amount of dividends calculated per share of this category (type) (RUR): ***662,371,849.09***
Total amount of dividends actually paid for shares of this category (type) (RUR):

Period: ***2000***
Size of dividends calculated per share (RUR): ***0.18***
Total amount of dividends calculated per share of this category (type) (RUR): ***1,386,359,682.3***
Total amount of dividends actually paid for shares of this category (type) (RUR):

Period: ***2001, the first quarter***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid for shares of this category (type) (RUR):

Period: ***2001, the first six months***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid for shares of this category (type) (RUR):

Period: ***2001, nine months***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid for shares of this category (type) (RUR):

Period: ***2001***
Size of dividends calculated per share (RUR):
Total amount of dividends calculated per share of this category (type) (RUR):
Total amount of dividends actually paid for shares of this category (type) (RUR):

Calculated dividend rate for shares of this category (type) the payment period for which has not commenced yet:

**61. Restrictions on securities circulation.**
***See Items 56 and 57***

**62. Other important information on the Issuer's securities.**
***Total calculated dividend amount is RUR 287,880,436.1 for 1998; RUR 1,376,891,743.19 for 1999, RUR 2,851,125,471.04 for 2000. Total amount of dividends actually paid on the Issuer's shares is RUR 244,402,372.35 for 1998; RUR 1,182,291,486.73 for 1999, RUR 1,292,182,609.91 for 2000.***

***Market information on the Issuer's shares***

***The Issuer's ordinary and preferred shares are traded at CJSC "Saint Petersburg Currency Exchange" (shares of all issues), CJSC "Moscow Inter-bank Currency Exchange" (shares of issues 1-05-00155-A, 2-05-00155-A), Non-profit partnership "Moscow Stock Exchange" (shares of issues 1-05-00155-A, 2-05-00155-A), Non-profit partnership "Saint Petersburg Stock Exchange" (shares of issues 87-1-664, MF 67-1-01184, 1-05-00155-A,***
***2-05-00155-A) and at the OTC market including Russian Trading System (shares of all issues).***

***Information on American Depository Receipt program on the Issuer's shares***

***American Depository Receipts issued for OJSC "Surgutneftegas" ordinary shares are traded at: "Frankfurter WertpapierBoerse", "Berliner Wertpapierborse', "Baden-Wurttemberg Wertpapier", "Bayerische Borse", "NASD OTC BULLETIN Board". American Depository Receipts issued for OJSC "Surgutneftegas" preferred shares are traded at: "Berliner Wertpapierborse', "Baden-Wurttemberg Wertpapier", "Bayerische Borse", "NASD OTC BULLETIN Board".***

***Information on ADR program on ordinary registered shares of the Company***

***Program starting date – December 30, 1996. Program participants: OJSC "Surgutneftegas", the Issuer; Bank of New York, the depository; Owners and beneficiary parties. Program conditions sine qua non: Program type – sponsored, 1st level. The number of ordinary registered shares of the Company represented by one American Depository Receipt is 50.***

## Information on ADR program on preferred registered shares of the Company

**Program starting date – March 1998. Program participants: OJSC "Surgutneftegas", the Issuer; Bank of New York, the depository; Owners and beneficiary parties. Program conditions sine qua non: Program type – sponsored, 1st level. The number of preferred registered shares of the Company represented by one American Depository Receipt is 100.**